Exhibit 99.1
Agria Implements Rotation of Independent Auditor Policy
Beijing, China — December 31, 2010 — Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), a China-based company with investments in the agriculture sector, announced today that it has implemented its independent auditor rotation policy and changed its independent auditor for the year ending December 31, 2010 from Ernst & Young Hua Ming (“Ernst & Young”) to GHP Howarth. Ernst & Young audited Agria’s financial statements for each of the previous six years. The change was approved by Agria’s audit committee and full board of directors. Agria and Ernst & Young did not have any disagreements on matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to the satisfaction of Ernst & Young, would have caused it to make reference to the subject matter of the disagreement in connection with its report on Agria’s consolidated financial statements.
About Agria Corporation
Agria Corporation (NYSE: GRO) is a China-based company with investments in the agricultural sector. For more information about Agria Corporation, please visit www.agriacorp.com.

Contacts:
In China:	In the U.S.:
John Layburn	David Pasquale
Chief Strategy and Compliance Officer	Senior Vice President
China Tel: 86-10-8438 1031	U.S. Tel: +914-337-1117
john.layburn@agriacorp.com	david.pasquale@agriacorp.com
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.